FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month of June, 2008

ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Yes___X___                                   No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

              Yes______                                    No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

              Yes______                                    No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes_______                                   No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82      N/A

ICON plc (“ICON” or the “Company”)
Proposed Bonus Share Issue to double number of shares in issue

DUBLIN, Ireland--June 17, 2008--ICON plc (NASDAQ:ICLR) (ISIN: IE0001827041), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that its board of directors (the “Board”) has recommended a Bonus Share Issue. This proposal is subject to approval by the shareholders of the Company at the AGM to be held at The Conference Centre, ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on July 21, 2008. If ratified by shareholders, the Company will issue one new ordinary share for each ordinary share held by shareholders of record on August 8, 2008 (the “Record Date”).

The Board intends to effect the Bonus Share Issue to double the amount of the Company’s issued share capital. Each Shareholder will receive one new Ordinary Share for every one existing Ordinary Share (or ADS as the case may be) held on the Record Date. The Board believes that the Bonus Share Issue will increase the liquidity and marketability of the stock. The proposal will not affect Shareholders underlying interests and their entitlements to the earnings and net assets of the Company.

The Notice of the AGM and Form of Proxy together with the Company’s Annual Report for 2007 are being posted to shareholders on Tuesday June 17, 2008. A copy of the Annual Report, Notice of the AGM and Form of Proxy are also being submitted to the Irish Stock Exchange and will shortly be available for inspection at the:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland
(Telephone number +353 1 6174200)

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON teams have successfully conducted over 1,900 development projects and over 2,300 consultancy engagements across all major therapeutic areas. ICON currently has approximately 6,150 employees, operating from 69 locations in 36 countries. Further information is available at www.iconplc.com.

CONTACT:
ICON plc
Enquiries:
Investor Relations 1-888-381-7923 or
Ciaran Murray CFO + 353 –1-291-2000
Both at ICON.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ICON plc

Date:	June 17, 2008	/s/ Peter Gray
Peter Gray
Chief Executive Officer